Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-4 and related Prospectus of Group 1 Automotive, Inc. for the registration of $550,000,000 of its 5.000% Senior Notes due 2022, and to the incorporation by reference therein of our reports dated March 3, 2014, with respect to the consolidated financial statements of Group 1 Automotive, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Group 1 Automotive, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

November 21, 2014